UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06066234

March 9, 2006

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: The Home Depot, Inc.
Incoming letter dated March 2, 2006

Dear Ms. Fisher:

This is in response to your letter dated March 2, 2006 concerning the shareholder proposal submitted to Home Depot by John Chevedden. On January 26, 2006, we issued our response expressing our informal view that Home Depot could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment. In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · TOKYO

Writer's Direct Dial. (212) 225-2472
E-Mail. jfisher@cgsh.com

March 2, 2006

RECEIVED
2006 MAR -2 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Reconsideration
The Home Depot, Inc.
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 26, 2006 in which it denied the Company no-action relief with respect to a stockholder proposal (the "Proposal") received from Mr. John Chevedden (the "Proponent"). The Staff's response is attached as Annex A.

We believe that reconsideration is warranted for the reasons set out in the letter dated March 1, 2006 (the "Bristol-Myers Letter") submitted by Gibson, Dunn & Crutcher LLP on behalf of its client Bristol-Myers Squibb Company ("Bristol-Myers"), a copy of which is attached as Annex B. By attaching the Bristol-Myers Letter, we avoid repeating the analysis provided therein, but respectfully advise the Staff that we concur in such analysis. As stated in the Bristol-Myers Letter, we are one of several companies, including Honeywell International Inc., Borders Group, Inc., Electronic Data Systems Corporation and The Boeing Company, that are requesting reconsideration of the Staff's responses with respect to similar proposals.

As in the case of Bristol-Myers, the Staff granted the Company no-action relief with respect to a stockholder proposal identical in all material respects to the Proposal (see The Home Depot, Inc. (avail. Mar. 7, 2005)), but denied such relief in 2006. The Company also notes that, as with the proponent in the Bristol-Myers case, the Proponent persists in presenting proposals about stockholder rights plans that contain only slight variations in language. In fact, this is the third proposal submitted by the Proponent – each to the same effect – notwithstanding the Company's actions in 2005 to address the Proponent's concerns as described below. Consequently, the Company believes that Staff reconsideration (or Commission review) is necessary to avoid abuse of the Rule 14a-8 process.

In making this request, we note that the facts underlying the Company's request for reconsideration are substantially identical to those addressed in the Bristol-Myers Letter. In particular, we advise the Staff as follows:

(i) The Proposal is identical in all material respects to that received by Bristol-Myers;

(ii) Like Bristol-Myers, the Company does not currently have a stockholder rights plan in effect and has adopted a policy on stockholder rights plans (the "Policy") identical in all material respects to that of Bristol-Myers;

(iii) Like Bristol-Myers, the Company is incorporated in the State of Delaware;

(iv) Like Bristol-Myers, the Company's Board of Directors has the power and authority under its constituent documents to make, alter or repeal the Company's By-Laws, and such power and authority are not limited in any way with respect to the subject matter of the Proposal, with the result that the processes and fiduciary duties of the Board of Directors are the same whether the substance of the Policy is reflected in a Board policy or a By-Law; and

(v) Like Bristol-Myers, the Company requested the Staff's concurrence that, as permitted by Rule 14a-8(i)(10), the Proposal is excludable from the Company's proxy statement for its 2006 annual stockholders meeting on the basis that the Company had substantially implemented the Proposal.

We also concur in Bristol-Myers' request that, should the Staff not reverse its position, the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. As the Company will begin printing its 2006 proxy materials on or about March 30, 2006, we respectfully request that we be notified of the Staff's position prior to that date.

If the Staff has questions or requires additional information with respect to this request for reconsideration, please contact me at (212) 225-2472.

Very truly yours,

Janet L. Fisher /DS
Janet L. Fisher

cc: Jonathan M. Gottsegen, Esq., The Home Depot, Inc.
Mr. John Chevedden

Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Annex A

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 26, 2006

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2006

Re: The Home Depot, Inc.
Incoming letter dated December 9, 2005

Dear Ms. Fisher:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated December 13, 2005, December 15, 2005, January 2, 2006 and January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

January 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 9, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · TOKYO

Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

December 9, 2005

RECEIVED
2005 DEC 12 PM 4:25

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Stockholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). Mr. John Chevedden (the "Proponent") submitted the proposal (the "2006 Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the 2006 Proposal is omitted from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the 2006 Proposal from the 2006 Proxy Materials. The Company intends to begin distribution of its definitive 2006 Proxy Materials on or about April 10, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Securities and Exchange Commission.

In each of the past three years, the Company has received stockholder proposals relating to the use of stockholder rights plans, or "poison pills." These proposals expressed concern about the use of such plans and requested the Board of Directors of the Company (the "Board") to seek stockholder approval of any stockholder rights plan. The proposals received in 2003 and 2002 were included in the Company's annual meeting proxy statements and were approved by Company stockholders.

To respond to stockholder wishes, the Company adopted a policy in 2005 with respect to stockholder approval of any rights plan that the Board may adopt in the exercise of its fiduciary duty (the "Company Policy"). Based on this policy and relevant precedent, the Staff granted the Company no-action relief under Rule 14a-8(i)(10) for a similar proposal received from the Proponent during the 2005 proxy season (the "2005 Proposal"), which was therefore excluded from the 2005 annual meeting proxy statement. The Home Depot, Inc. (Mar. 7, 2005) (the "Original Request"). We believe the Staff should again grant no-action relief with respect to the 2006 Proposal.

As in 2005, the Company Policy substantially implements the 2006 Proposal and renders it moot. Specifically, the 2006 Proposal states:

> "RESOLVED: Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable."

The 2006 Proposal is substantially identical to the 2005 Proposal, which read as follows:

> "RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company"

The only difference between the two proposals is a difference in the wording of the suggested period within which the Board must redeem or put to a stockholder vote any adopted rights plan. The 2005 Proposal provides that either redemption or a stockholder vote must take place within four months of the plan's adoption, whereas the 2006 Proposal requires a stockholder vote "as soon as practicable." The difference is inconsequential, particularly because in his supporting statement the Proponent suggests "as soon as practicable" could be "within 4 months." Accordingly, reconsideration of the Staff's 2005 position appears unnecessary because the language used in the 2006 Proposal is substantially identical to the 2005 Proposal.

Although the Company does not currently have a stockholder rights plan, the Board considered these concerns and adopted a policy statement on rights plans on January 20, 2005, reflected in the Company's Corporate Governance Guidelines. *See* http://ir.homedepot.com/governance/guidelines cfm#policy. This Company Policy has not been amended since the Staff's letter to the Company regarding this 2005 Proposal. The Company Policy states that the Board may not adopt a rights plan without prior stockholder approval unless all of the following conditions are satisfied:

- The Board adopts such plan after careful deliberation and in the exercise of its fiduciary duties (the "fiduciary out");
- Not only the Board, but also a majority of the independent members of the Board, determine that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer effectiveness of a stockholder rights plan until stockholder approval may be obtained; and
- The stockholder rights plan must have a one-year "sunset" – *i.e.*, it must terminate in one year if it has not been approved by stockholders.

As in 2005, the Company Policy substantially addresses the concerns raised by the Proponent's 2006 Proposal (*i.e.*, that any stockholder rights plan be redeemed if not put to a stockholder vote). In fact, the Company Policy provides for additional protection for stockholders by requiring (i) *prior* stockholder approval unless the Board determines that adoption of a rights plan is required by the fiduciary requirements of Delaware law; (ii) inclusion of a majority of the Company's independent directors in any determination by the Board not to defer adoption of a plan until stockholder approval can be obtained; and (iii) annual review of the Company Policy by the Nominating and Corporate Governance Committee of the Board. In addition, the "fiduciary out" is further limited in that the Company Policy requires that if a plan is adopted without prior stockholder approval, the plan will expire unless ratified by stockholders within one year of its effective date.

As described in the opinion of Delaware counsel, Richards, Layton & Finger, which is attached as Exhibit B, the limited "fiduciary out" contained in the Company Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. This opinion states in relevant part,

> "...it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or

> amendment of a stockholder rights plan or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement."

Since the fiduciary out in the Company Policy is still required by Delaware law, the Board has implemented the 2006 Proposal to the maximum extent permitted by law.

Given that neither the Company Policy nor Delaware law have changed since submission of the 2005 Proposal and the Original Request, and the 2006 Proposal does not substantively differ from the 2005 Proposal for which the Staff granted no-action relief, it is the Company's view that the 2006 Proposal may be properly omitted in accordance with Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, a proposal need not be implemented in full or precisely as presented by a proponent. Instead, the standard is one of substantial implementation. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See* Texaco Inc. (Mar. 28, 1991). Proposals have been considered substantially implemented where companies have implemented part, but not all, of a multi-pronged proposal. *See* Columbia/HCA Healthcare Corp. (Feb. 18, 1998). In other words, a proposal may be excluded as substantially implemented so long as a company's actions satisfactorily address the underlying concern of the proposal.

The Staff also granted relief in Raytheon Co. (Jan. 26, 2005). The stockholder proposal at issue in Raytheon Co. ("Raytheon") was virtually identical to both the 2005 Proposal and the 2006 Proposal and, in fact, the Proponent submitted the proposal to Raytheon.

The Raytheon policy featured provisions nearly identical to those of the Company Policy: (i) prior stockholder approval of any rights plan, unless implementation is compelled by the exercise of the fiduciary duties of the directors; and (ii) a one-year "sunset" provision. Moreover, the Company Policy exceeds the Raytheon policy in protecting stockholder interests in that the Company requires a majority of independent directors to approve the adoption of a rights plan.

The fact that the Raytheon Policy had a one-year "sunset," while the Proponent's proposal to Raytheon called for a four-month "sunset," was deemed insignificant by the Staff for purposes of its Rule 14a-8 analysis, which does not require that a stockholder proposal be implemented in exactly the same terms. Likewise, the

Staff permitted Bristol-Myers Squibb Company ("Bristol-Myers") to exclude a proposal calling for a stockholder vote on a poison pill "at the earliest possible shareholder election" because company policy already contained both a one-year "sunset" and a fiduciary-out provision. Bristol-Myers Squibb Co. (Feb. 11, 2004). The Proponent's demand in the 2006 Proposal for a stockholder vote to be held "as soon as practicable" requires an identical analysis. The ambiguous nature of the phrase "as soon as practicable" would arguably provide less stockholder protection than the one-year limit provided in the Company Policy. *See also* General Motors Corp. (Mar. 14, 2005) (granting relief for proposal substantially implemented by company policy, which includes a fiduciary-out provision and a 12-month sunset provision) and Morgan Stanley (Feb. 14, 2005) (permitting exclusion of an identical proposal substantially implemented by company policy containing a fiduciary-out provision, but no sunset provision).

The Staff's conclusion in Raytheon, Bristol-Myers and Home Depot as to the insignificance of the difference between a one-year "sunset" and a four-month "sunset" or a stockholder vote "at the earliest possible shareholder election" is, moreover, consistent with hostile takeover practice. It is not uncommon for unsolicited bids to develop into negotiated agreements over a period in excess of a few months from the date of the initial offer to the target, notwithstanding the effectiveness during this period of a stockholder rights plan or other anti-takeover device. Indeed, to take a relatively recent example, PeopleSoft, Inc. maintained its stockholder rights plan throughout the 18-month period during which the contested bid by Oracle Corporation evolved into a negotiated merger agreement. It is noteworthy that the PeopleSoft rights plan appears not to have impaired stockholder value since the ultimate purchase price paid by Oracle exceeded its original bid by approximately 65%. Any concern that attractive offers would be lost if the sunset on the stockholder rights plan is one year rather than "as soon as practicable" is simply without foundation.

As a further indication of the reasonableness of a one-year "sunset" provision, we also note that the 2006 proxy voting policy of Institutional Shareholder Services, Inc ("ISS") states that ISS will recommend voting against any stockholder proposal if the Company has already adopted a policy providing that if a rights plan is adopted without prior stockholder approval, it must include both a "fiduciary out" and a one-year "sunset" provision. As a rationale for this policy, ISS stated its understanding that negotiations with a potential acquirer might necessitate adoption of a stockholder rights plan without prior stockholder approval. While ISS also called for a stockholder vote "within a reasonable period of time" after adoption of the rights plan, it also acknowledged that "less than a twelve month period may require the board to incur additional costs by calling a special meeting just for this purpose or force a vote while the board may still be in delicate negotiations with the acquirer." *See* http://www.issproxy. com/2006policy.

For the foregoing reasons, the Company believes it may properly exclude the 2006 Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the 2006 Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher

cc: Mr. John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A
(Mr. John Chevedden's Letter and Proposal)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Robert L. Nardelli
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

John Chevedden
Shareholder

November 27, 2005

cc: Frank L. Fernandez
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
Fax: 770-431-2685
F: 770-384-5552
F: 770-384-2739

[November 24, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

67% yes-vote

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	64%
2004	67%

The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of proposals which wins one majority shareholder vote.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill – have not implemented this type of proposal.

In our board's case it claims it can adopt a one-year poison pill and never have a shareholder vote on it. Further details are in The Home Depot, Inc. (March 7, 2005) available through *SECnet* http://www.wsb.com/.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B
(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 9, 2005

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2006 Proposal") submitted by Mr. John Chevedden (the "Proponent") that the Proponent intends to present at the 2006 annual meeting of the stockholders of the Company (the "2006 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through August 6, 2004;

(iii) the letter (the "November 24, 2005 Letter"), dated November 24, 2005, from the Proponent, attaching the 2006 Proposal;

(iv) the 2003 Proxy Statement of the Company (the "2003 Proxy Statement");

(v) the 2004 Proxy Statement of the Company (the "2004 Proxy Statement");

(vi) the 2005 Proxy Statement of the Company (the "2005 Proxy Statement"); and

(vii) the letter (the "March 7, 2005 Letter"), dated March 7, 2005, from the Securities and Exchange Commission to the Company.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2002, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the 2003 Proxy Statement for the Company's 2003 annual meeting of the stockholders of the Company (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

The 2003 Proposal was included in the 2003 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2003 Annual Meeting.

In 2003, the Proponent submitted a proposal (the "2004 Proposal") for inclusion in the 2004 Proxy Statement for the Company's 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). The 2004 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The 2004 Proposal was included in the 2004 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2004 Annual Meeting.

In 2004, the Proponent submitted a proposal (the "2005 Proposal") for inclusion in the 2005 Proxy Statement for the Company's 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). The 2005 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Board of Directors of the Company (the "Board") adopted the following policy statement (the "Policy Statement") after consideration of the 2005 Proposal and the favorable stockholder vote received by each of the 2003 Proposal and the 2004 Proposal:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

In the March 7, 2005 Letter, the Office of the Chief Counsel of the Securities and Exchange Commission concurred with the Company's view that the Policy Statement substantially implemented the 2005 Proposal and stated that it would not recommend enforcement action if the Company omitted the 2005 Proposal from the Company's proxy materials for the 2005 Annual Meeting.

Through the November 24, 2005 Letter, the Proponent submitted the 2006 Proposal which reads, in relevant part as follows:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable.
>
> Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

The Company is proposing to omit the 2006 Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2006 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in

> connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business

and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2005 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2005) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom,

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute – i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

---

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement – which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2005-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation.

> stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place."); California Public Employees' Retirement System v. Coulter, C.A. No. 19191, slip op. at 10 (Del. Ch. Apr. 21, 2005) ("Delaware requires that the board retain the power to redeem the poison pill in order to fulfill its fiduciary duties as circumstances change.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board to redeem or submit to a stockholder vote a future rights plan "as soon as practicable" or "within 4-months of the adoption" of the pill by the board as set forth in the supporting statement would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board redeem or submit a rights plan to a stockholder vote within four months of its adoption by the board as set forth in the supporting statement would significantly reduce the board's ability to respond for the duration of a significant, persistent threat.

The "*selection of a time frame for achievement of corporate goals* ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption, maintenance or extension of a stockholder rights plan to a stockholder vote, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a stockholder rights plan to a stockholder vote in such circumstances could impose substantial loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quicktum Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/LRS

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 13, 2005 7:19 PM
To:	CFLETTERS
Cc:	Janet Fisher
Subject:	Re Home Depot (HD) No-Action Request PoisonPill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to The Home Depot no action request.

The rule 14a-8 proposal text that follows this letter is the current update of the proposal submitted prior to the company due date for rule 14a-8 proposals. This updated text differs from the proposal text included in the company no action request.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

3 Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset would not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill and thereby save our company the added expense of a special meeting. To give our board valuable insight on shareholders' views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

Furthermore our company has no policy that would prevent our board from turning around and readopting a poison pill if our board excluded our vote by terminating a poison pill

It would be difficult to argue that a board policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good omen to implement a proposal calling for a vote as soon as possible.

Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent additional money for special solicitations.

67% yes-vote

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	64%
2004	67%

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

In our board's case it claims it can adopt a one-year poison pill and never have a shareholder vote on it. Further details are in The Home Depot, Inc. (March 7, 2005) available through SECnet http://www.wsb.com/.

Pills Entrench Current Management "Poison pills Š prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 15, 2005 10:23 PM
To: CFLETTERS
Cc: Janet Fisher
Subject: #2 Re Home Depot, Inc. (HD) No-Action Request Poison Pill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is a 2nd response to The Home Depot no action request.

The company sent a December 14, 2005 letter to the proponent with no copy noted for the staff. In this December 14, 2005 letter the company essentially said that it need not follow these parts of Rule 14a-8.

"c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

I believe that once a company submits a no action request that it should provide the staff with all subsequent correspondence with the proponent.

It is respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, January 03, 2006 1:30 AM
To:	CFLETTERS
Cc:	Frank Fernandez
Subject:	#3 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#3 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following is the updated text of the rule 14a-8 proposal which was submitted to the company prior to the date that the company no action request was submitted to the proponent:

"[December 11, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. As soon as may be practicable and as a separate ballot item are key elements. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"It would be difficult to argue that our board's current policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good omen to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense of a special election one year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting which could be held only one month earlier."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.
The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define

and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are prevailing circumstances 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders actually oppose.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."

Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

The company does not claim The Corporate Library's conclusion that Home Depot had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 2:02 PM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #4 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#4 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following adds to the previous responses to the company no action request.

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.
The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. This could mean a narrow 4-to-3 vote with 3 abstentions.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are prevailing circumstances 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"
"not in the best interests of the Company's stockholders [Again in any trivial respect whatsoever?]"
"it must terminate in one year if it has not been approved by stockholders [Which stockholders those who attend the board meetings?]

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders might oppose as a stand-alone issue.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% shareholder support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

The company does not claim The Corporate Library's conclusion that Home Depot, or any other similarly situated company had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

Potentially related to this rule 14a-8 proposal is that the Staff in January 2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for" such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Annex B

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

AGoodman@gibsondunn.com

March 1, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Request for Reconsideration by Bristol-Myers Squibb Company*
Stockholder Proposal of Charles Miller
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client Bristol-Myers Squibb Company (the "Company"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 27, 2006, denying the Company no-action relief with respect to a stockholder proposal and a statement in support thereof (the "Proposal") received from Dr. Charles Miller (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below. The Proponent submitted the Proposal for inclusion in the Company's proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials").

The Company has authorized us to advise you that the following companies also concur with this request for reconsideration and will submit their own letters to that effect:

- The Boeing Company;
- Borders Group, Inc.;
- Electronic Data Systems Corporation;
- The Home Depot, Inc.; and
- Honeywell International Inc.

We believe that Staff reconsideration or Commission reversal is warranted because the express language of the Proposal recognizes that the Company may take action other than amending its Restated Certificate of Incorporation or Bylaws to implement the Proposal. Moreover, the Staff Response narrowly interpreted the "substantially implement" standard in Rule 14a-8(i)(10) in a manner that (1) is inconsistent with the Proposal and Staff precedent, (2) is inconsistent with the history, purpose and application of Rule 14a-8(i)(10), and (3) will result in this exclusion becoming a nullity. In this regard, as discussed below, the Proposal is the fourth stockholder proposal concerning poison pills submitted to the Company by the Proponent's representative in the last five years. Despite the Company's adoption of a policy that addresses the essential objective of these proposals – a stockholder vote on any new poison pill – the Proponent's representative has persisted in presenting stockholder proposals that contain only slight variations in language. Thus, we believe that Staff reconsideration or Commission reversal is necessary to avoid abuse of the Rule 14a-8 process.

BACKGROUND

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable." This is the fourth year that the Proponent's representative has represented a stockholder who submitted a poison pill stockholder proposal to the Company. As discussed below, the Company responded to stockholder votes on these proposals in 2002 and 2003 by adopting a policy addressing poison pills. In 2004, the Staff concurred that a similar poison pill proposal was excludable under Rule 14a-8(i)(10) because the Company's policy substantially implemented it. *See Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (Recon.). The Company did not receive a similar proposal in 2005.

II. The Company's Policy on Poison Pills

The Company does not have in place a stockholder rights plan, which is sometimes referred to as a "poison pill." Moreover, on December 9, 2003, the Company's Board adopted a corporate governance policy regarding poison pills (the "Company Policy").

The Company Policy is as follows:

Board Policy on Stockholder Rights Plan

It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.

If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.[1]

III. Precedent on Poison Pill Stockholder Proposals

The Proposal is the most recent variation in a line of proposals that have been submitted by stockholders who designated Mr. Chevedden as their representative. Over the last several years, in response to the corporate governance concerns reflected by these proposals and other similar proposals, dozens of public companies have determined to redeem or not to renew poison pills.[2] In addition, companies that redeemed their poison pills and companies that did not have a poison pill in place have adopted policies to the effect that the company will not adopt a poison pill unless that pill is submitted to a stockholder vote. As a result of these corporate governance initiatives by companies, the Staff has consistently concurred for at least the last two years that companies that have redeemed any existing poison pill and adopted a policy similar to the Company Policy may exclude stockholder proposals such as the Proposal under Rule 14a-8(i)(10).

---

1 http://www.bms.com/aboutbms/corporate_governance/content/data/additpol.html.

2 For example, 136 companies have redeemed their poison pills since January 1, 2003, including 49 companies in the S&P 500. *See* SharkRepellent.net (searched on February 22, 2006).

In *AutoNation, Inc.* (avail. Mar. 5, 2003), the Staff first concurred that a policy such as the Company Policy substantially implemented a proposal such as the Proposal. Later that same year in *Hewlett Packard Co.* (avail. Dec. 24, 2003), a stockholder represented by Mr. Chevedden submitted a proposal requesting that the company "submit the adoption, maintenance or extension of any poison pill to a shareholder vote" and subsequently submit "dilution or removal of this proposal . . . to a shareholder vote at the earliest next shareholder election." Hewlett Packard indicated in a letter to the Staff that it intended to omit the proposal under Rule 14a-8(i)(10), noting that the company had earlier terminated its poison pill, and that the company's board had adopted a policy substantially similar to the Company Policy. Hewlett Packard's letter explained that the policy needed to allow its board to adopt a poison pill subject to a subsequent shareholder vote in order to satisfy directors' fiduciary duties. The no-action request also included an opinion of counsel confirming that, under Delaware law, adoption of the policy without a "fiduciary out" would "be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties." The Staff concurred that Hewlett Packard could exclude the proposal under Rule 14a-8(i)(10) despite the fact that Hewlett-Packard's policy did not exactly mirror the proposal.

Since *AutoNation*, the Staff has in approximately 44 instances over the last three years granted no-action relief (including to the Company) with respect to similar proposals submitted by stockholders (the majority of whom had designated Mr. Chevedden as their representative) when the companies have adopted corporate governance policies similar to the Company Policy. *See, e.g., Verizon Communications Inc.* (avail. Feb. 16, 2006); *Sempra Energy* (avail. Jan. 25, 2006); *Southwest Airlines Co.* (avail. Mar. 31, 2004) (Recon.); *Borders Group, Inc.* (avail. Mar. 1, 2004); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (Recon.); *Bank of America Corp.* (avail. Mar. 1, 2004); *Honeywell International Inc.* (avail. Jan. 27, 2004); *Citigroup* (avail. Feb. 25, 2003). The stockholders represented by Mr. Chevedden have over this time proffered a number of variations in the wording of the proposals. For example, in *Kimberly-Clark Corp.* (avail. Dec. 22, 2004), the proposal requested that the board "redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable." In *Morgan Stanley* (avail. Mar. 14, 2005), the proposal requested that the board "adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board [and] formalize this as corporate governance policy or bylaw consistent with the governing documents of our company"). In *Verizon Communications Inc.* (avail. Feb. 16, 2006), the proposal asked the board to "adopt a rule that our Board will redeem any future or current poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable." Despite the variation in language, in *Kimberly-Clark*, *Morgan Stanley*, *Verizon Communications* and numerous other letters, the Staff repeatedly granted no-action relief under Rule 14a-8(i)(10), concurring that the proposal had been substantially implemented where the company did not have an existing poison pill and had adopted a corporate governance policy that (similar to the Company Policy) provides that any poison pill that the board, in the exercise of its fiduciary duties, determined to adopt in the future would be submitted to a stockholder vote within a specified time period. *See also Allegheny Energy Co.* (avail. Mar. 9, 2005); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005); *Electronic Data Systems Corp.* (avail. Mar. 2, 2005); *Genuine Parts Co.* (avail. Jan. 3, 2005). Likewise, in *General Motors* (avail. Mar. 14, 2005), the Staff concurred that the company's adoption of a policy like the Company Policy substantially implemented a stockholder proposal requesting adoption of a policy or a bylaw that any future poison pill be redeemed or submitted to a shareholder vote. Thus, while the text of subsequent stockholder proposals regarding poison pills varied as to procedural matters such as timing or presentation of any stockholder vote, the Staff recognized and concurred that the companies' action substantially implemented these proposals even if the policies adopted by the companies did not address these incidental matters.

IV. The Company's Request for No-Action Relief and the Staff's Response

On December 23, 2005, the Company filed with the Staff a letter requesting that the Staff concur that the Company could properly exclude the Proposal from the 2006 Proxy Materials (the "Company Request"). A copy of the Company Request, including the Proposal, is attached hereto as Exhibit A. The Company Request stated that the Company does not have an existing poison pill and that the Company's board had adopted the Company Policy on December 9, 2003. The Company Request indicated the Company's belief that, based on Rule 14a-8(i)(10) and the foregoing precedent, the Company Policy substantially implemented the Proposal and, thus, requested the Staff to concur that the Proposal was excludable. The Proposal and the Company Policy are substantially similar to the stockholder proposals and company policies addressed in the numerous precedent discussed above, but for the fact that the Proposal states "Charter or bylaw inclusion if practicable."

On January 27, 2006, the Staff issued its response to the Company Request noting, "[w]e are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10)" (the "Staff Response"). While the Staff Response did not include any explanation for its position, the only manner in which the Company Policy may be viewed to vary from the Proposal is that the Proposal states "Charter or by law inclusion if practicable," while the Company Policy is a board corporate governance policy not included in the Company's Restated Certificate of Incorporation or Bylaws.[3] Thus, it appears that the Staff denied no-action relief to

[3] The only other aspect of the Company Policy that differs from the Proposal is that the Proposal asks for a subsequent stockholder vote "as soon as practicable" while the Company Policy provides that a vote will occur "within one year" of any pill being adopted. However,
[Footnote continued on next page]

the Company under Rule 14a-8(i)(10) merely because the Company Policy was not set forth in the Company's Restated Certificate of Incorporation or Bylaws.

For the reasons discussed below, we believe that the Staff Response represents a dramatic and inappropriate shift in the Staff's long-history of recognizing that company action can substantially implement stockholder proposals seeking greater stockholder involvement with respect to poison pills.

ANALYSIS

I. Reconsideration is Warranted Because the Staff Response is Inconsistent with the Proposal and Precedent

For purposes of deciding whether a company's actions substantially implement a stockholder proposal under Rule 14a-8(i)(10), the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review). The Staff's determination that companies could exclude various versions of proposals similar to the Proposal demonstrates the Staff's repeated concurrence that the essential objective of the Proposal is preventing the Company from adopting or maintaining a poison pill unless it has been submitted to a vote of stockholders. The Company Policy achieves this objective because it provides that any poison pill adopted without prior stockholder approval "shall expire unless ratified by stockholders within one year of adoption." Thus, the Company's policies, practices and procedures under the Company Policy "compare favorably" with those sought under the Proposal, because the Company Policy fully implements the essential policy of the Proposal. The primary difference between the Proposal and the Company Policy is the manner in which the Company Policy was implemented – through a Board-approved governance policy instead of a bylaw or certificate of incorporation amendment. We believe that this variation is not a valid basis for distinguishing the Company Policy from the Proposal, because (i) the Commission and

[Footnote continued from previous page]

the Staff previously has concurred that the timing set forth in the Company Policy substantially implements the same timing requested by the Proposal. *See, e.g., Sempra Energy* (avail. Jan. 25, 2006) (concurring that the company substantially implemented a similar poison pill stockholder proposal requesting a stockholder vote "as soon as may be practicable" where the company policy provided for a vote "within 12 months").

Staff have both recognized that proposals can be "substantially implemented" by means other than that requested by the proponent, (ii) the Proposal itself reflects the fact that having a policy set forth in the certificate of incorporation or bylaws is not an essential element of the Proposal, but need only be effected "if practicable," and (iii) the Company Policy operates in the same manner regardless of where it is embodied.

Commission statements and Staff precedent under Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Rel. No. 19771 (Nov. 22, 1976). The focus of Rule 14a-8(i)(10) on whether "particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the means of implementation, was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005). In the *Intel* no-action letter, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's adoption of Statement 123(R), requiring the expensing of stock options. Although the proponent vehemently asserted in correspondence with the Staff that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting rule had substantially implemented the proposal.

The Proposal asks that the Board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." The Proposal further adds "Charter or by law inclusion *if practicable*" (*emphasis added*). Thus, the Proposal itself recognizes that implementation through the certificate of incorporation or bylaws is not a critical element of the Proposal, but need only be effected "if practicable." This language clearly permits the Company's Board to determine the best means to implement the Proposal. Moreover, this language clarifies that the goal of the Proposal is to provide for a stockholder vote on any future poison pills, even if the Company's Board determined that it was not practicable to effect that provision through an amendment to the Company's Restated Certificate of Incorporation or Bylaws. As Merriam-Webster's Thesaurus explains, the term "practicable" "implies that something may be effected by available means or under current conditions." For example, amending the Company's Restated Certificate of Incorporation in advance of the Company's 2006 Annual Meeting clearly was not an "available means" for the Company to effectuate the Proposal, because that action requires a stockholder vote. Given the Proposal's flexible language, and given the Company's determination that the best and most readily available means to implement the Proposal is through the Company Policy, we believe that it would not be appropriate, and would be inconsistent with Staff precedent, if the Staff concluded that the manner in which the Proposal was implemented affected whether the Company "substantially implemented" the Proposal.

Moreover, the Company Policy fully effectuates the Proposal because, regardless of whether embodied in a corporate governance policy, a bylaw or a charter provision, the Company Policy would operate in the same manner. In this regard, it is important to note that the subject matter of the Proposal is the conduct of the Company's Board, because under Delaware law only a company's board of directors has the ability to implement a poison pill. The Company Policy responds to and implements the Proposal by setting forth a process that must be followed by the Company's Board in considering and, if it determines to do so, implementing a poison pill. Those procedures are the same regardless of whether set forth in a corporate governance policy, certificate of incorporation or bylaw: the Company's Board will adopt a poison pill only if it first submits the poison pill to a stockholder vote, unless the Board determines, in the exercise of its fiduciary duties, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay. In that case, the Company Policy provides that the poison pill will expire unless the Board submits it to a stockholder vote and stockholders ratify it within one year of adoption. The attached legal opinion from Potter Anderson & Corroon LLP (Exhibit B) confirms that, in that firm's opinion, under Delaware law the Board's duties, process and analysis under the Company Policy – that is, in determining whether to adopt a poison pill and whether to maintain the Company Policy – is the same regardless of whether the Company Policy is set forth in a corporate governance provision or in the Company's Restated Certificate of Incorporation or Bylaws.

For the foregoing reasons, we believe that under SEC and Staff interpretations of Rule 14a-8(i)(10), under the language of the Proposal itself, and under applicable state law, the Company Policy implements the Proposal, and accordingly request that the Staff reconsider its prior determination to the contrary.

II. Reconsideration is Warranted Because Denial of No-Action Relief Is Inconsistent with the History, Purpose and Application of Rule 14a-8(i)(10)

The Staff Response denying no-action relief with respect to the Proposal is inconsistent with the history and purpose of Rule 14a-8(i)(10) because it follows a "formalistic" form-over-substance approach that the Commission rejected in adopting the Rule. The purpose of this exclusion, as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12,598 (July 7, 1976) (hereinafter, the "1976 Release"). In the case of the Proposal, the Company has acted favorably upon the matter through the Company Policy and thus stockholders should not have to consider the Proposal.

A review of the administrative history of Rule 14a-8(i)(10) illustrates the extent to which the Commission intended to reject a "formalistic" approach to this basis for excluding stockholder proposals. In 1976, the predecessor to Rule 14a-8(i)(10) was proposed by the Commission in order to codify a standard that had been applied by the Staff as a ground for exclusion, but which had not been specifically stated in the Rule. *See* The 1976 Release. The proposed rule provided that a company could exclude a stockholder proposal from its proxy statement "[i]f the proposal has been rendered moot." *Id.* Following adoption of the predecessor to Rule 14a-8(i)(10), the Staff narrowly interpreted the "rendered moot" standard by granting no-action relief only when proposals were "fully effected" by the company. *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 19,135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (hereinafter the "1983 Release"). Therefore, in 1983, the Commission adopted a change from the Staff's previous interpretation of the Rule to allow companies to exclude proposals that had been "substantially implemented." The 1983 Release. The Commission acknowledged that this interpretive change would "add more subjectivity to the application of the provision" but believed that the revision was necessary in order for the Staff to prevent stockholders from circumventing the purpose of the Rule by slightly varying their proposals. The 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998).

The Staff appears to be taking the position that the words, "Charter or bylaw inclusion if practicable," create a basis for distinguishing the Proposal from the approximately 44 times in the last three years where the Staff concurred that company policies similar to the Company Policy substantially implemented stockholder proposals similar to the Proposal. However, the operation of the Company Policy and – as discussed in the opinion of Potter Anderson – the Board's processes and fiduciary duty under the Company Policy are identical regardless of where the Company Policy is embodied. In this regard, we believe that the Staff's denial of no-action relief reflects an arbitrary and unjustified reliance on the form of the Proposal over the substance of the Company Policy. Thus, the Staff appears to be returning to a "formalistic," form-over-substance approach – previously rejected by the Commission in adopting the current version of Rule 14a-8(i)(10) – of requiring total compliance with a stockholder proposal in order for a company to "substantially implement" the proposal. Some have suggested that the Staff's position might be premised on the notion that including the language of the Company Policy in the certificate of incorporation or bylaws would provide stockholders additional rights under the Company Policy. While it is not clear that the Staff has indeed embraced such a distinction, we believe that it would be inappropriate for the Staff to do so, because it would be inconsistent with the Rule 14a-8(i)(10) standard of looking at the steps taken to implement a proposal, and would instead take into account hypothetical speculation that the company in the future may take an action that is inconsistent with its own policies.[4] *See, e.g., Johnson & Johnson, Inc.* (avail. Feb. 17, 2006) (concurring that existing policies and procedures substantially implement a proposal addressing future conduct); *Consumers Bancorp Inc.* (avail. Aug. 11, 2003) (concurring that the company substantially implemented a proposal requesting that directors of the company and its subsidiaries "not be compensated for service on the Board or its Committees" where the boards of the company and the subsidiaries passed resolutions eliminating all such compensation, even though they could restore such compensation in the future).

We recognize that the Staff previously has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., Lucent Technologies Inc.* (avail. Oct. 28, 2004) (company policy providing for stockholder approval of golden parachutes did not substantially implement a stockholder proposal requesting a bylaw to that effect); *PG&E Corp.* (avail. Feb. 28, 2002) (company policy on confidential voting did not substantially implement a stockholder proposal requesting that the company amend its bylaws to require confidential voting). However, at least in the instant case, we believe that this distinction is inconsistent with the Commission's rejection of a "formalistic" approach to the substantially implement exclusion in Rule 14a-8(i)(10). The Company's Board, in the exercise of its fiduciary duties, determined that the best method of addressing the matter was to maintain the long-standing Company Policy rather than amend the Company's Restated Certificate of Incorporation or Bylaws. This distinction does not warrant the Company's stockholders having to address the matter that has "already been favorably acted upon by management." 1976 Release. Moreover, various Commission rules now recognize that significant corporate governance principles may be implemented by means

---

[4] We note that, because a company's board typically has the power to amend the company's bylaws, if a company had adopted a bylaw provision having the same terms as the Company Policy and later, in the exercise of its fiduciary duties, determined that it should act in a manner that might be viewed as inconsistent with the bylaw, the board would amend the bylaw so that its actions were not inconsistent with the bylaw. It is also important to note that stockholders have the ability to challenge the conduct of a board of directors in adopting or eliminating a rights plan even without the existence of a bylaw or governance policy. *See, e.g., Loventhal Account v. Hilton Hotels Corp.* 2000 WL 1528909 (Del. Ch., Oct. 10, 2000); *In re Gaylord Container Corp. Shareholders Litigation*, 753 A.2d 462 (Del. Ch., 2000); *KLM Royal Dutch Airlines v. Checchi*, 698 A.2d 380 (Del. Ch., 1997); *In re Sea-Land Corp. Shareholders Litigation*, 642 A.2d 792 (Del. Ch., 1993); *Moran v. Household Intern., Inc.*, 490 A.2d 1059 (Del. Ch., 1985).

other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

III. Denial of No-Action Relief Would Render Rule 14a-8(i)(10) a Nullity

As noted above, in adopting amendments to the predecessor of Rule 14a-8(i)(10), the Commission expressly rejected a "formalistic" approach. It was concerned that proponents were successfully convincing the Staff to permit inclusion of proposals when the policy or practice implemented by the company differed from the proposal by only a few words. *See* The 1983 Release. This is exactly the result that will be achieved if the Proponent is permitted to include the Proposal in the Company's 2006 Proxy Materials. In the future, proponents will merely reference possible inclusion of a proposal's subject matter in the company's certificate of incorporation or bylaws and thereby evade the intent of Rule 14a-8(i)(10). Stockholders will then be forced to consider matters that "have already been favorably acted upon by the management." *See* 1976 Release.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its position set forth in the Staff Response and concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. As the Company will begin printing its 2006 Proxy Materials on or around March 20, 2006, we respectfully request that we be notified of the Staff's position prior to that date.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Vice President and Secretary, at (212) 546-4260.

Very truly yours,

Amy L. Goodman

ALG/ROM/eai

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

70340687_8.DOC

GIBSON, DUNN & CRUTCHER LLP

Exhibit A

Bristol-Myers Squibb Company

Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

December 22, 2005

VIA FEDERAL EXPRESS

RECEIVED
2005 DEC 29 PM 5:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Charles Miller*
Represented by John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof received from Dr. Charles Miller (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent and Mr. Chevedden, informing them of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The Company hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or by law inclusion if practicable."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

B. The Company's Policy

On December 9, 2003, the Company's Board of Directors approved a policy (the "Company Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials. The Company Policy is as follows:

> **Board Policy on Stockholder Rights Plan**
>
> It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.
>
> If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

A copy of the Company Policy is attached hereto as Exhibit B.[1]

C. Analysis

The Company Policy substantially implements the Proposal because it addresses the essential objectives of the Proposal. The Proposal requests that the Board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." The Company Policy provides for stockholder approval prior to the Company's adoption of a stockholder rights plan, except under limited circumstances where the Board, with the concurrence of a majority of independent non-executive

[1] http://www.bms.com/aboutbms/corporate_governance/content/data/additpol.html.

members and in exercising its fiduciary duties, determines that adopting a rights plan without delay is in the best interest of the stockholders. Significantly, any plan adopted under such circumstances must provide that it shall expire unless ratified by stockholders within one year of adoption. Thus, the Company Policy differs from the Proposal only with regard to the length of time in which a rights plan adopted by the Board in the exercise of its fiduciary duties must be submitted to a stockholder vote. In this regard, the Company Policy compares favorably with the Proposal in addressing the essential objectives of the Proposal. We believe that, as a result of adopting the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

Staff precedent supports this analysis. Last year, the Staff permitted the Company to exclude a substantially similar proposal submitted by Mr. Nick Rossi, represented by Mr. Chevedden. In *Bristol Myers Squibb Co.* (avail. Feb. 11, 2004), the Staff concurred that a proposal requesting that any rights plan adopted by the Board be submitted to a stockholder vote "at the earliest possible shareholder election" was substantially implemented by the Company Policy since it requires any rights plan adopted without stockholder approval to expire unless ratified by stockholders within one year of adoption. In its response, the Staff specifically noted that the Company had adopted a policy that requires stockholder approval in adopting any rights plan. Accordingly, the Company Policy substantially implements the Proposal pursuant to Rule 14a-8(i)(10) just as the Company Policy substantially implemented the previous proposal.

In addition, the Staff has consistently permitted the exclusion of substantially similar proposals submitted to other companies with substantially similar stockholder rights policies pursuant to Rule 14a-8(i)(10). *See Raytheon Co.* (avail. Jan. 26, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003).

Finally, the Company Policy substantially implements the Proposal to the greatest extent permitted under Delaware law. A stockholder rights policy that does not contain an exception for actions necessary for the Board to act in a manner required by its fiduciary duties, a so-called "fiduciary out," would be inconsistent with Delaware statutory and common law. *See, e.g., Home Depot, Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003). Thus, the Board has taken all possible steps to implement the Proposal, and the Proposal is moot. As the Commission has stated, "the purpose of 14a-8(i)(10) is to avoid...shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598. Accordingly, as a result of the adoption of the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its

2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,

Sandra Leung

Enclosures

cc: John Chevedden
Charles Miller

"EXHIBIT A"

RECEIVED NOV 21 SANDRA LEUNG

Charles Miller
23 Park Circle
Great Neck, NY 11024

Prof. Peter R. Dolan
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Prof. Dolan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Charles Miller (signature) 11. 8. 05

Charles Miller Date

cc: Sandra Leung, Corporate Secretary
PH: 212 546-4260
FX: 212 605-9622
FX: 212 546-4020

[November 19, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated a new poison pill because our board could turnaround and readopt their poison pill.

58% yes-vote

Twenty (20) shareholder proposals on this topic won an impressive 58% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

We supported this proposal topic in 2003 with our 69% yes-vote. Our Board then adopted a policy to require shareholder approval of all poison pills. Paradoxically our Board then said they could override our vote. The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm responded by stating that it did not believe that our Board's policy constituted full implementation of the proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

Policy on Stockholder Rights Plan

It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.

If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

GIBSON, DUNN & CRUTCHER LLP

Exhibit B

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

March 1, 2006

Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: **Adoption of Bylaws and Policies**

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response, dated January 27, 2006, denying no-action relief to Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") requesting that the Board of Directors of the Company (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a stockholder vote as a separate ballot item, to be held as soon as practicable. Charter or bylaw inclusion if practicable." The Board had previously addressed this topic through the adoption of a policy (the "Policy") requiring that (1) the Company seek stockholder approval in advance of the adoption of a rights plan, unless a majority of the independent non-executive members of the Board determines that it is in the best interests of stockholders to adopt a rights plan without delay and (2) if a rights plan is adopted without prior stockholder approval, it must provide that it will expire within one year of adoption unless ratified by stockholders.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), (2) its Bylaws as amended to September 13, 2005 (the "Bylaws"), (3) the Proposal, (4) the Policy, which we assume was duly adopted by all required Board action in the form provided to us, (5) the letter, dated December 22, 2005, from Sandra Leung, Vice President and Secretary of the Company, to the Staff requesting concurrence with the Company's view that the Proposal may be excluded from the Company's 2006 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, and (6) the response of the Staff, dated January 27, 2006.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinions as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinions as expressed herein. Moreover, for purposes of rendering the opinion set forth herein, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that, regardless of whether the Policy were implemented as a Board-enacted policy or through a Board-enacted amendment to the Company's Bylaws, the Board would be subject to the same duties under Delaware law and would be required in carrying out those duties to undertake the same analysis and to utilize the same decision making process in deciding whether to alter, amend or repeal the Policy.

The starting point for analysis is the Delaware General Corporation Law ("DGCL") itself. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the DGCL vests in the Board the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). This managerial authority includes the exercise of the Board's authority to adopt resolutions and policies.

The other statutory source of Board authority at issue here is Section 109(a) of the DGCL which provides, in pertinent part, that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors." Article EIGHTH, Section (b)(1) of the Company's Restated Certificate of Incorporation implements this authority, conferring on the Board the power to "make, alter, amend and repeal" the Bylaws. Section 55 of the Bylaws is consistent with this delegation of authority, expressly providing that, by a vote of a majority of the whole Board, the Board may make, alter, amend or repeal the Bylaws. Neither the Restated Certificate of Incorporation nor the Bylaws place any restrictions on the scope of the Board's authority in this regard.

In taking action in furtherance of its managerial authority, the board of directors may utilize a number of methods. Typically, a board takes action on specific matters through the adoption of resolutions. 8 W. Fletcher, Fletcher Cyclopedia of the Law of Private Corporations sec. 4166, at 595 (perm. Ed. Rev. vol. 2001). It may also act to establish a board policy, which tends to cover matters that are more forward-looking. In either case, the board of directors retains the authority to amend or rescind the action taken, absent some contractually binding agreement by the board restricting its ability to do so.[1] Chancellor Chandler recently described this proposition as an "elementary principle of corporate law." Unisuper Ltd v. News Corp., C.A. No. 1699-N, Chandler, C. (Del. Ch. Dec. 20, 2005).[2]

Case law is likewise clear that, where the board of directors is granted the authority to adopt, amend and repeal bylaws (as is the case here), the board has the unilateral power to exercise that authority. See Kidsco, Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch.) ("although the by-laws are a contract between the corporation and its stockholders, ... the contract was subject to the board's power to amend the by-laws unilaterally," and created a no "vested right" in stockholders that would prohibit such an amendment) (citation omitted), aff'd., 670 A.2d 1338 (Del. 1995) (TABLE); American Int'l Rent a Car v. Cross, 1984 WL 8204 (Del. Ch. May 9, 1984) (refusing to enjoin board's amendment of bylaw that had been submitted to stockholders because plaintiff did not meet its burden of rebutting presumption the board acted in the good faith belief its actions were in the best interests of corporation and its stockholders).

Regardless of the method by which the Board exercises its statutory authority, directors have an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of the corporation's stockholders.[3] That unyielding fiduciary responsibility has

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[1] We are aware of no agreement by the Board limiting its ability to alter, amend or repeal the Policy, and we assume that no such agreement exists.

[2] More specifically, the Chancellor stated:

> This Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch. May 4, 2005)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well. An equally strong principle is that: If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or policies) are typically revocable by the board at will.

Unisuper, mem. op. at p. 13.

[3] E.g., Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985); Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939).

been characterized by the Delaware courts as involving a "triad" of duties: due care, good faith, and loyalty.[4] Those fundamental duties can best be summarized as follows:

The **duty of due care** requires directors to exercise that degree of care and prudence that would be expected of them in the management of their own affairs. In doing so, the duty of care requires directors to inform themselves of all reasonably available information that is material to their decisions and to take the time and opportunity to consider such information and to deliberate over their decisions.

The **duty of good faith** requires directors to base their decisions on considerations relevant to the corporation and all of its stockholders, and not to abdicate responsibility for ensuring that these considerations are taken into account. Good faith requires that directors act honestly, in the best interest of the corporation, and in a manner that is not knowingly unlawful or contrary to public policy.

The **duty of loyalty** requires a director to place the interest of the corporation and its stockholders first when making decisions that affect the corporation and generally prohibits a director from using his or her corporate position to realize personal gain at the expense of the corporation.

The Delaware Supreme Court has emphasized that this tripartite "fiduciary duty does not operate intermittently but is the constant compass by which all director actions for the corporation and interactions with its stockholders must be guided."[5] Therefore, in our opinion, if the Board were to consider altering, amending or repealing the Policy – whether it has been implemented through a Bylaw, a resolution, or a Board policy – the directors must satisfy the same fiduciary duties.[6]

Delaware Courts have applied these equitable fiduciary duty principles in the context of board action to amend bylaws. See Schnell v. Chris-Craft Industries, Inc., 285 A.2d 437 (Del. 1971) (applying equitable principles to invalidate board's amendment of bylaw governing annual meeting date.); Hubbard v. Hollywood Park Realty Enterprises, Inc., 1991 WL 3151 (Del. Ch. Jan. 14, 1991) (ordering board to waive application of otherwise valid advance

[4] Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998); Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 361 (Del. 1993) ("Technicolor II"). Some cases have questioned whether good faith is appropriately characterized as a separate duty, or whether it merely represents a different way to analyze directors' compliance with their duties of care and loyalty. See In re The Walt Disney Company Derivative Litig., C.A. No. 15452, Chandler, C. (Del. Ch. Aug. 9, 2005) ("Disney II"), mem. op. at 105-06. Nevertheless, as the Delaware Supreme Court has referred to a "triad" of duties, and the Chancellor in Disney II analyzed good faith separately from due care and loyalty, we have also addressed good faith as a separate "duty" in this opinion.

[5] Malone, 722 A.2d at 10.

[6] We do note, however, that, while the duties of the Board remain the same in all circumstances, the precise analysis required of the Board may vary depending on the context in which the action is taken. See McMullin v. Beran, 765 A.2d 910, 918 (Del. 2000).

notice by law). And in the recent Unisuper case, Chancellor Chandler applied the same fiduciary duty concepts in evaluating a claim relating to a board policy (although he ultimately dismissed the fiduciary duty claim on substantive grounds). Unisuper, mem. op. at p. 25.[7]

Accordingly, in our opinion, in making any future decision about whether to alter, amend or repeal the Policy, the Board's fiduciary duties under Delaware law would require the directors to focus on the same issues and analyze the same factors, whether it was considering an amendment to or repeal of a Bylaw or of a Board policy. That is, the Board would be required to:

- Obtain and consider all material information reasonably available to it under the circumstances then existing about the implications of the proposed action;

- If appropriate in the good faith business judgment of the Board to do so, consult with its advisors (both inside and outside the Company) as to the legal and practical aspects of its decision.

- If the action has "anti takeover" implications, determine to what threats the proposed action responds and whether the response is proportionate to that threat;[8] and

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[7] We do not think that either the Unisuper trial court opinion referred to above or the Chancellor's earlier trial court opinion in the same case, Unisuper Ltd. v. News Corp. Ltd., C.A. No. 1699-N, Chandler, C. (Del. Ch. Dec. 20, 2005) ("Unisuper I"), represents a change in the Delaware law regarding the substance of policies relating to the adoption of "poison pill" rights plan such as the Policy. Among other things, the policy at issue in Unisuper and Unisuper I contained no restriction on the ability of the News Corp. board to adopt a rights plan in the first instance. Rather, it involved a vote requirement for the continuation of a rights plan adopted without a stockholder vote. Additionally, Unisuper involved allegations of a bargained-for exchange of promises between the News board and stockholders, who allegedly took action beneficial to News in reliance on the News board's commitment to take a number of actions, including adopting the policy at issue there. As we understand it, no such *quid pro quo* is involved here. For these reasons (among others), we think that the law prevailing prior to Unisuper I, which, in our view, requires a board adopting a policy restricting the board's ability to adopt a rights plan to include language permitting the board to adopt a rights plan without the delay attendant with a stockholder vote if required in the exercise of the directors' fiduciary duties, continues to be valid and to govern the permissible scope of such policies. See 8 Del. C. § 141(a); Quickturn Design Systems v. Shapiro, 721 A.2d 1281 (Del. 1998) (invalidating rights plan redemption restriction); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) (board has duty to "protect the corporate enterprise" from harm reasonably perceived).

[8] See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

- Vote to approve or disapprove the action as the directors determine in good faith to be in the best interests of the Company and its stockholders.[9]

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson Dunn & Crutcher, the Company's outside counsel, in connection with any correspondence with the SEC for any purpose without our prior written consent, except that we agree that the companies listed in Gibson Dunn & Crutcher's letter to the Office of Chief Counsel of the Division of Corporation Finance of the SEC dated March 1, 2006 may refer to this letter in connection with their individual reconsideration requests directed to the SEC.

Very truly yours,

Potter Anderson + Corroon LLP

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[9] We note in this regard that the Board vote required to adopt or amend a Bylaw is different than that required to adopt or amend a policy. The vote to amend a Bylaw is the vote of a majority of the whole Board (see Bylaw 55) while the vote required to adopt or amend a policy is the vote of a majority of the directors present at a meeting at which a quorum is present, see Bylaw 20.